

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3233

April 27, 2016

Via E-mail
Mr. Arik Prawer
Chief Financial Officer
Colony Starwood Homes
8665 East Hartford Drive
Scottsdale, AZ 85255

> **Re:** **Colony Starwood Homes**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K filed February 29, 2016**
> **File No. 1-36163**

Dear Mr. Prawer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on February 29, 2016

Exhibit 99.1 Press Release, dated February 29, 2016

Total NOI, Total NPL NOI , Total Non-Stabilized Portfolio NOI and Total Stabilized Portfolio NOI, page 13

1.    We note that you define total NOI as total revenue less property operating and maintenance expenses, real estate taxes and insurance expenses and mortgage loan servicing costs. However based on your reconciliation it appears that total NOI includes unrealized gain on non-performing loans, net. Please clarify and revise your disclosure in future press releases.

Exhibit 99.2 Quarterly financial supplement, dated as of February 29, 2016

Estimated NAV, page 18

2.      We note from reviewing your Estimated NAV reconciliation that you no longer present the "Less estimated renovation reserve" line in your reconciliation to Estimated SFR Value. Please tell us and revise your presentation in future filings to clarify whether Estimated SFR Value is net of the estimated renovation reserve and quantify the amount.

3.      Notwithstanding the above, we note that the adjustments to increase investments in real estate and non-performing loans to fair value differ from the fair value adjustments to these same line items as presented in the pro forma financial statements included in your Form 8-K filed on March 22, 2016. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities